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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934)
                              (AMENDMENT NO. 4 )*

                                 US WATS, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    90337P10
                                 (CUSIP Number)
                          WALT ANDERSON (202) 467-1750
                          3050 K STREET, NW, SUITE 250
                            WASHINGTON, D. C. 20007
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 MARCH 11, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.     90337P10                                 PAGE  2  OF    8   PAGES
           ---------------                                  ---     -----


1           NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

            GOLD & APPEL TRANSFER, S.A.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                       (b) [ ]
3           SEC USE ONLY

4           SOURCE OF FUNDS*
            WC

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                             [ ]

6           CITIZENSHIP OR PLACE OF ORGANIZATION
            BRITISH VIRGIN ISLANDS

                       7          SOLE VOTING POWER
                                  4,367,900  COMMON SHARES
      NUMBER OF
        SHARES         8          SHARED VOTING POWER
     BENEFICIALLY                 0
       OWNED BY
         EACH          9          SOLE DISPOSITIVE POWER
      REPORTING                   0
        PERSON
         WITH          10         SHARED DISPOSITIVE POWER
                                  0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,367,900 COMMON SHARES

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                        [ ]

13          PERCENT OF C LASS REPRESENTED BY AMOUNT IN ROW (11)
            27.07%

14          TYPE OF REPORTING PERSON*
            CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.     90337P10                                 PAGE  3  OF    8   PAGES
           ---------------                                  ---     -----

1           NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

            WALT ANDERSON

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                       (b) [ ]
3           SEC USE ONLY

4           SOURCE OF FUNDS*
            OO

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                             [ ]

6           CITIZENSHIP OR PLACE OF ORGANIZATION
            UNITED STATES OF AMERICA

                       7          SOLE VOTING POWER
                                  0
      NUMBER OF
        SHARES         8          SHARED VOTING POWER
     BENEFICIALLY                 0
       OWNED BY
         EACH          9          SOLE DISPOSITIVE POWER
      REPORTING                   4,367,900  COMMON SHARES
        PERSON
         WITH          10         SHARED DISPOSITIVE POWER
                                  0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,367,900 COMMON SHARES

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                        [ ]

13          PERCENT OF C LASS REPRESENTED BY AMOUNT IN ROW (11)
            27.07%

14          TYPE OF REPORTING PERSON*
            IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 4 ("Amendment No. 4") to Schedule 13D filed by Gold & Appel Transfer, S.A., a British Virgin Islands corporation ("Gold & Appel"), and Walt Anderson, a natural person and a U.S. citizen ("Mr. Anderson"), as joint filers, with respect to the common stock, par value $.001 per share (the "Common Shares"), of US WATS, Inc., a New York corporation (the "Issuer"), amends and/or supplements, as indicated, Items 3, 4, 5, 6 and 7 of the Schedule 13D filed by Gold & Appel and Mr. Anderson as joint filers on December 5, 1997 (the "Statement"), as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto filed by Gold & Appel and Mr. Anderson as joint filers on December 17, 1997, January 6, 1998 and February 25, 1998, respectively ("Amendment No. 1,""Amendment No. 2" and "Amendment No. 3," respectively). All capitalized terms used and not defined herein shall have the meanings ascribed to them in the Statement, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is supplemented as follows:

         Gold & Appel purchased a total of 1,410,500 Common Shares between February 24, 1998 and March 12, 1998, in the NASDAQ SmallCap Market in over-the-counter transactions, as follows:

  Date               Number of Shares              Price per Common Share
  ----               ----------------              ----------------------
                                                            ($)
02/24/98                      27,000                      2.06250
02/26/98                      26,000                      2.06250
03/02/98                       5,000                      2.11870
03/04/98                      15,000                      2.18750
03/09/98                      35,000                      2.12500
03/11/98                       5,000                      1.03125
03/11/98                      25,000                      1.09375
03/11/98                      10,000                      1.06250
03/11/98                     460,000                      1.01250
03/12/98                     115,000                      1.25000
03/12/98                      10,000                      1.43750
03/12/98                     403,500                      1.50000
03/12/98                     236,500                      1.46875
03/12/98                      37,500                      1.51563
 TOTAL                     1,410,500

All of the funds used to purchase the above 1,410,500 Common Shares acquired by Gold & Appel came from Gold & Appel's general corporate funds.

ITEM 4.           PURPOSE OF TRANSACTION.

         Item 4 is amended as follows:

         Mr. Anderson acquired the above-mentioned Common Shares as well as all previously- acquired Common Shares held by Gold & Appel in the name of and on behalf of Gold & Appel for investment purposes. While subject to change, Mr. Anderson, on behalf of Gold & Appel, intends to purchase additional Common Shares of the Issuer. In addition, Mr. Anderson, on behalf of Gold & Appel, intends to pursue discussions with the Issuer's management regarding ways to enhance and maximize shareholder value, including possible strategic opportunites or combinations. Notwithstanding the foregoing, Mr. Anderson, on behalf of Gold & Appel, may later decide to sell some or all of any of the Common Shares Gold & Appel owns at any time in private or market transactions depending on market conditions, an evaluation of the Issuer's business, prospects and financial condition, the market for the Common Shares, other opportunities available to Gold & Appel, general economic conditions, money and stock market conditions, and other further developments.

         Except as described herein, Mr. Anderson, on behalf of Gold & Appel, has no plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to this Item 4 of
Schedule 13D.

         The Reporting Persons have received from the Issuer letters dated March 3, 1998 and March 12, 1998, to the Issuer's board of directors from attorneys representing two shareholders of the Issuer, in which such attorneys have requested that the Issuer conduct an investigation and require an accounting and disgorgement of profits by Gold & Appel Transfer allegedly in violation of
Section 16(b) of the Securities Act of 1934, as amended. Mr. Anderson, on behalf of Gold & Appel, intends to discuss and attempt to resolve this matter with the Issuer's management as promptly as practicable.

         Mr. Anderson, on behalf of Gold & Appel, may, at any time and from time to time review or reconsider its position and formulate plans or proposals with respect to the Issuer and its securities, but has no current intention of doing so except as described herein.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended as follows:

         (a) Gold & Appel beneficially owns 4,367,900 Common Shares, representing approximately 27.07% of the outstanding Common Shares, based on the outstanding shares as of February 18, 1998 pursuant to the Issuer's Form 10-K/A Amendment

                  No. 3 filed February 20, 1998 with the U.S. Securities and Exchange Commission ("SEC").

                  By virtue of the power-of-attorney dated January 19, 1998 and remaining in full force and until January 15, 2001, executed by Gold & Appel and appointing thereunder Mr. Anderson as Gold & Appel's attorney-in-fact (the "Power-of- Attorney"), Mr. Anderson has the authority and power in the name of and on behalf of Gold & Appel to, among other things, buy, sell and trade the Common Shares held by Gold & Appel. A copy of the Power-of-Attorney is filed as Exhibit 7.2 to the Statement on
                  Schedule 13D filed with the SEC by Gold & Appel and Mr. Anderson, as joint filers, with respect to the securities of Esprit Telecom Group plc, on January 27, 1998, and which is incorporated herein by this reference. Under the Power-of-Attorney, Mr. Anderson may be deemed the beneficial owner of the Common Shares held by Gold & Appel. Mr. Anderson, however, disclaims beneficial ownership of the Common Shares held by Gold & Appel.

                  In addition, Mr. Anderson is the President and a Director of the Foundation for the International Non-Governmental Development of Space, a non-profit organization ("FINDS"), which owns 343,000 Common Shares. Mr. Anderson does not have a controlling interest in FINDS and thus disclaims beneficial ownership of the Common Shares held by FINDS.

         (b) Gold & Appel has the sole power to vote 4,367,900 Common Shares. Mr. Anderson has the power, on behalf of Gold & Appel, to dispose of the 4,367,900 Common Shares beneficially owned by Gold & Appel under the Power-of-Attorney.

         (c) Since the filing of Amendment No. 3, Gold & Appel purchased an aggregate 1,410,500 Common Shares as reported in Item 3 above and FINDS purchased 15,000 Common Shares on the NASDAQ SmallCap Market on March 11, 1998, at $2.125 per share.

         (d) No other person is known by Gold & Appel nor by Mr. Anderson to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by Gold & Appel or Mr. Anderson.

         (e)      Not applicable.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is amended as follows:

         Except as stated in the Statement, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, and for the Joint Filing Agreement attached to this Amendment No. 4 as Exhibit 7.1, neither Gold & Appel nor Mr. Anderson has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer of any of the Common Shares, beneficially owned by Gold & Appel or Mr. Anderson, finder's fees, joint ventures, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS.

         Item 7 is supplemented as follows:

         Exhibit 7.1 Joint Filing Agreement with respect to the joint filing of this Amendment No. 4.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Statement on
Schedule 13D is true, complete and correct.

Date:    March 13, 1998

                                  Gold & Appel Transfer, S.A., a British Virgin Islands corporation



                                  By       /s/ Walt Anderson
                                           _____________________________________
                                           Walt Anderson, Attorney-in-Fact for
                                           Gold & Appel Transfer, S.A.

                                  /s/ Walt Anderson
                                  ______________________________________________
                                  Walt Anderson